U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number: 001-34661

LIANLUO SMART LIMITED

Room 501, 83 Fuxing Road

Haidian District, Beijing 100856

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On January 9, 2017, Lianluo Smart Limited (the “Company”) announced that it has received repayment in full of principal and interest on a previously announced US $2 million loan from Digital Grid (Hong Kong) Technology Co., Limited (“Digital Grid”). Digital Grid is a wholly-owned subsidiary of Hangzhou Liaison Interactive Information Technology Co., Ltd. (“Liaison Interactive”), the largest shareholder of the Company.

The Company previously filed a current report on Form 6-K to disclose that it entered into a loan agreement with Digital Grid on December 20, 2016. According to the terms of the loan agreement, the Company provided a loan of US $2 million to Digital Grid, with a term of 6 months and with an annual interest rate of 3.5%. Digital Grid repaid the loan and interest in full on December 30, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANLUO SMART LIMITED

January 9, 2017	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer